UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 001-10684

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
IGT PROFIT SHARING PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL GAME TECHNOLOGY

9295   Prototype Drive, Reno, NV 89521

(775)   448-7777

REQUIRED INFORMATION

The IGT Profit Sharing Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal years ended December 31, 2007 and 2006, which have been prepared in accordance with accounting principles generally accepted in the United States of America and which satisfy the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference. The written consent of Grant Thornton LLP with respect to the 2007 annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

IGT Profit Sharing Plan

Financial Statements as of and for the Years Ended
December 31, 2007 and 2006, Supplemental

Schedule as of December 31, 2007, and

Report of Independent Registered Public Accounting Firm

IGT Profit Sharing Plan

Table of Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	9

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s
Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

Signature	10

Exhibit Index	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
IGT Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the IGT Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

/s/ Grant Thornton LLP

Reno, Nevada

June 23, 2008

IGT Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31,	2007	2006
Assets
Cash	$2,048,437	$2,348,801
Investments, at fair value	409,202,843	380,617,345
Employer contributions receivable	-	553,175
Loans to participants	15,319,620	13,005,951

Net assets available for benefits	$426,570,900	$396,525,272

See accompanying notes

IGT Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31,	2007	2006

Additions to net assets attributed to:
Investment income:
Net increase (decrease) in fair value of investments	$(5,264,135)	$51,799,831
Dividends and Interest	20,812,088	16,146,710
	15,547,953	67,946,541
Contributions:
Employer	21,300,733	20,435,925
Participant	16,913,334	14,566,059
	38,214,067	35,001,984

Total additions to net assets available for benefits	53,762,020	102,948,525

Deductions from net assets attributed to:
Benefits paid to participants	23,557,812	23,086,894
Administrative expenses	158,580	133,248

Total deductions from net assets available for benefits	23,716,392	23,220,142

Net increase in net assets available for benefits	30,045,628	79,728,383

Net assets available for benefits:
Beginning of year	396,525,272	316,796,889

End of year	$426,570,900	$396,525,272

See accompanying notes

Notes to Financial Statements

1.

Description of Plan

The IGT Profit Sharing Plan (Plan) is sponsored by International Game Technology (referred to throughout these notes as IGT, we, our and us) and consists of two programs, the profit sharing program and the 401(k) program. The following description of the Plan is provided for general information purposes only. Participants should refer to the IGT Plan document and summary plan description for a more complete description of the Plan’s provisions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and other provisions of the Internal Revenue Code (IRC). This defined contribution plan covering all eligible IGT employees was adopted in December 1980 and is administered by Fidelity Investments (Fidelity).

Profit Sharing Program

IGT may make an annual profit sharing contribution based on operating profits as determined by its Board of Directors. The contribution is allocated to eligible participants’ accounts proportionately based on annual eligible compensation.

Our employees are eligible to participate in the profit sharing program after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, Plan participants must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocations. Participation in profit sharing is retroactive to January 1 of the year in which the employee became eligible.

401(k) Program

Participants may contribute up to 40% of their pretax annual compensation, as defined in the Plan. Highly compensated employees were allowed to make elective deferral contributions up to 10% for 2007, and 9% for 2006, of their annual salary. Employees may make pre-tax contributions to their accounts upon completion of 30 days of full time employment, or one year of 1,000 hours of part-time employment. A participant may discontinue contributions to the Plan at any time. Participants direct 100% of their contributions, matching contributions and profit sharing contributions to the Plan.

IGT’s 401(k) contribution matching program provides for the matching of 100% of an employee’s contributions up to $750 as determined by the Profit Sharing Committee. Employees are immediately 100% vested in all 401(k) contributions. The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is from an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, IGT’s employer matching contribution, allocations of IGT profit sharing contributions, Plan earnings and/or losses less Plan expenses, and forfeitures of non-vested portions of terminated participants’ profit sharing contributions, if any.

Investment Options

The profit sharing committee has selected twenty seven investment options that have a variety of growth and risk characteristics. Plan participants may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. Profit Sharing funds are deposited annually into the Retirement Money Market Portfolio prior to distribution to eligible participants. Once distributed, employer contributions are invested as directed by the participants.

Benefit Payments and Vesting

Participants are immediately vested in their tax deferred 401(k) contributions, 401(k) employer matching contributions, rollover contributions from other qualified plans, and the related earnings. As of January 2007, the employer profit sharing contributions vest over six years in compliance with new regulations resulting from the Pension Protection Act of 2006. A participant earns one year of vesting service for each Plan year (January 1 to December 31) in which he or she works at least 1,000 hours. A participant is fully vested after six consecutive years of service, based on the following schedule:

Completed Years of Service	Vested Portion

0	0%
1	10%
2	20%
3	40%
4	60%
5	80%
6	100%

Upon termination of employment, a participant may receive a lump sum payment equal to the vested value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant becomes 100% vested and has the right to receive payment in full. If a participant leaves IGT for any other reason, he or she is entitled to a distribution only from the vested portion of his or her account.

In accordance with federal tax laws, the Plan requires distributions to terminating participants with vested balances of less than $5,000. The Plan will make a distribution directly to terminating participants with vested balances up to $1,000. If a terminating participant has a vested balance between $1,001 and $5,000, the participant may elect to have such distributions paid directly to him or her, or to an eligible retirement plan in a direct rollover. If no election is made, such distribution will be paid in a direct rollover to an individual retirement plan designated by Fidelity. If a terminating participant’s vested account balance totals $5,000 or more, the individual may voluntarily defer payment of benefits until the normal retirement date.

Forfeited Accounts

Any participant who terminates employment with IGT will forfeit the non-vested portion of his or her account. Forfeitures occur at the earlier of the date the participant receives a distribution from the Plan or after a five year break in service. In accordance with the Plan document, forfeitures were used to pay expenses of $36,465 in 2007 and $31,021 in 2006. In addition, forfeitures of $964,233 were allocated to eligible participant accounts in 2007 and $3,947,207 in 2006.  At December 31, 2007 and 2006, the forfeited nonvested account totaled $360,532 and zero, respectively.

Hardship Withdrawals

The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by IGT’s plan administrator and includes allowances for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for six months following a hardship withdrawal.

Plan Termination

In the event of Plan termination, participants will become 100% vested in their accounts. Although IGT has not expressed any intent to do so, IGT has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Loans

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, which is not less than the prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions. The loan amount may be no less than $1,000 and repayment must be over a period not to exceed 60 months. As of December 31, 2007 and 2006, interest rates on loans ranged from 5% to 10.5% with maturities through 2013.

2.

Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash

Cash represents interest bearing cash held for the purpose of providing liquidity and satisfying daily participant requests related to the IGT Unitized Stock Fund. This fund is maintained in accordance with the trust agreement between IGT and Fidelity.

Investments, at Fair Value

All Plan investments are stated at fair value based on quoted market prices. Participant loans are valued at the outstanding loan balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk, as well as overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Plan Expenses

Plan participants pay investment management and trustee fees and also fees related to the administration of their loans. Certain administrative expenses are paid by the Plan. Consulting and record keeping fees are paid by IGT.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. As of December 31, 2007 and 2006 there were no amounts allocated to the accounts of persons who have elected to withdraw from the Plan but have not yet been paid.

Recent Accounting Pronouncement

Fair Value Measurements: In September 2006, the Financial Accounting Standards Board issued Statement No. 157, Fair Value Measurements. Statement 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures. Statement 157 is effective for fiscal years beginning after November 15, 2007. The Plan’s management is currently evaluating the pending adoption of Statement 157 on the Plan’s financial statements.

3.

Investments

All investments of the Plan are administered by a Fidelity investment management agent. The following table presents the fair value of investments which represent 5% or more of the Plan’s net assets:

December 31,	2007	2006
IGT Unitized Stock Fund	$104,156,009	$112,624,142
Fidelity Retirement Money Market Portfolio	65,565,792	60,518,082
Fidelity Diversified International Fund	38,755,239	30,153,012
Fidelity Dividend Growth Fund	30,137,345	30,768,238
Fidelity Equity-Income Fund	26,799,292	—	(1)
Baron Asset Fund	23,413,917	—	(1)
Fidelity Equity-Income II Fund	—	26,905,730	(2)

(1)  At December 31, 2006 the fair value of this fund was not greater than 5% of the Plan's net assets.

(2)  At December 31, 2007 the fair value of this fund was not greater than 5% of the Plan's net assets.

During the years ended December 31, 2007 and 2006, the Plan’s investments, including realized and unrealized gains and losses, increased (decreased) in value as follows:

Years ended December 31,	2007	2006
Common Stock	$(6,288,549)	$38,655,472
Mutual Funds	1,024,414	13,144,359

Total Increase (decrease) in fair value of investments	$(5,264,135)	$51,799,831

4.

Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Plan also pays administration expenses to Fidelity.

The Plan held 2,370,954 shares of IGT common stock with a cost basis of $65,520,336 at December 31, 2007 and 2,437,752 shares with a cost basis of $61,023,899 at December 31, 2006. In addition, Plan investments in participant loans qualify as party-in-interest.

5.

Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed us by a letter dated September 3, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the IRS determination letter; however, IGT and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

******

IGT Profit Sharing Plan

EIN 88-0062109

Plan Number 93770

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

as of December 31, 2007

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
*	IGT	IGT Unitized Stock Fund (2,370,954 shares)	$104,156,009

		Mutual Funds
	Baron	Baron Asset Fund	23,413,917
*	Fidelity	Fidelity Diversified International Fund	38,755,239
*	Fidelity	Fidelity Dividend Growth Fund	30,137,345
*	Fidelity	Fidelity Equity-Income Fund	26,779,292
*	Fidelity	Fidelity Freedom 2000	125,859
*	Fidelity	Fidelity Freedom 2005	216,788
*	Fidelity	Fidelity Freedom 2010	1,278,437
*	Fidelity	Fidelity Freedom 2015	2,299,460
*	Fidelity	Fidelity Freedom 2020	3,038,219
*	Fidelity	Fidelity Freedom 2025	2,831,452
*	Fidelity	Fidelity Freedom 2030	2,350,449
*	Fidelity	Fidelity Freedom 2035	2,027,294
*	Fidelity	Fidelity Freedom 2040	3,825,296
*	Fidelity	Fidelity Freedom 2045	70,309
*	Fidelity	Fidelity Freedom 2050	210,612
*	Fidelity	Fidelity Freedom Income	430,957
*	Fidelity	Fidelity Low-Priced Stock Fund	14,529,473
*	Fidelity	Fidelity OTC Portfolio	14,445,389
*	Fidelity	Fidelity Puritan® Fund	11,823,485
*	Fidelity	Fidelity Retirement Money Market Portfolio	65,565,792
	FMA Funds	FMA Small Company Portfolio	6,540,393
	PIMCO Funds	PIMCO Total Return Fund – Administration Class	20,861,771
	Royce Funds	Royce Value Plus Service Fund	2,570,361
*	Fidelity	Spartan® U.S. Equity Index Fund	13,507,819
	T Rowe Price	TRP Mid Cap	11,119,073
	T Rowe Price	TRP Growth	6,292,353

	Cash	Cash and Cash Equivalents	2,048,437

*	Various participants	Participant loans (maturing 2008 to 2013 at
		Interest rates of 5% to 10.5%)	15,319,620
	Total Assets Held For Investment Purposes		$426,570,900

* Indicates a party-in-interest to the Plan

Column (d), cost, has been omitted, as investments are participant-directed

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

IGT PROFIT SHARING PLAN

By:	IGT Profit Sharing Plan Committee

By:	/s/David Johnson	Date: June 26, 2008
David Johnson
Chairman
IGT Profit Sharing Plan Committee

EXHIBIT INDEX

Exhibit	Description
Exhibit 23	Consent of Independent Registered Public Accounting Firm